Exhibit 99.1

Maxeon Announces Closing of Public Offering of Ordinary Shares

SINGAPORE, April 20, 2021 /PRNewswire/ — Maxeon Solar Technologies, Ltd. (“Maxeon”) (NASDAQ: MAXN) today announced the closing of its previously announced public offering of $125.0 million of ordinary shares at a public offering price of $18.00 per share.

In addition, Maxeon today announced the closing of its previously announced sale of 1.87 million ordinary shares, to an affiliate of Tianjin Zhonghuan Semiconductor in a private placement exempt from the registration requirements of the Securities Act of 1933, pursuant to a stock purchase agreement, dated April 13, 2021, at a sale price equal to the price to the public in the public offering.

The net proceeds from the public offering and private placement were approximately $150.8 million after giving effect to the underwriting discounts and commissions and estimated offering expenses in the public offering. Maxeon intends to use a portion of the net proceeds from the public offering and private placement for general corporate purposes, which is expected to include funding its previously announced Performance line expansion and may also include ramping up production and development of next-generation Maxeon 7, increasing manufacturing capacity for Maxeon 5 and 6, research and development and other projects.

Morgan Stanley and BofA Securities are serving as joint book-running managers and as the representatives of the underwriters for the Offering. J Wood Capital Advisors LLC acted as financial advisor to Maxeon for the offering. An effective registration statement on Form F-3 (File Nos. 333-248564 and 333-255263) relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”). The offering was made only by means of the prospectus in that registration statement and the related prospectus supplement. You may access these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 or by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, calling 800/294-1322 or emailing dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Maxeon’s ordinary shares nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Maxeon Solar Technologies

Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. Maxeon is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and

Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.

Forward Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the notes being offered, the completion, timing and the intended use and allocation of the proceeds. Forward-looking statements represent Maxeon’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the perceived value of Maxeon’s ordinary shares and risks relating to Maxeon’s business, including those described in Maxeon’s Annual Report on Form 20-F that is on file with the SEC. Maxeon cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and Maxeon does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Investor Contact:

The Blueshirt Group

Gary Dvorchak, CFA

gary@blueshirtgroup.com

Mobile: +1 (323) 240-5796

Media Contact:

Anna Porta

Anna.Porta@Maxeon.com

Mobile: +39 (345) 7706205